CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000 F (617) 248-4000

Barbara M. Johnson

(617) 248-5090

bjohnson@choate.com

August 28, 2006

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4-06

Washington, D.C. 20549

Attention:	Kathleen Collins
Accounting Branch Chief

Re:	Open Text Corporation

Form 10-K for Fiscal Year Ended June 30, 2005

Form 10-Q for the Quarter Ended September 30, 2005

Form 10-Q for the Quarter Ended December 31, 2005

Form 10-Q for the Quarter Ended March 31, 2006

File No. 000-27544

Dear Ms. Collins:

On behalf of our client Open Text Corporation (the “Company”), this letter reflects the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 27, 2006 to Mr. Alan Hoverd, the Company’s former Chief Financial Officer. Please note that Mr. Paul McFeeters has replaced Mr. Hoverd as the Company’s Chief Financial Officer.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

General

Prior Comment No.1

1.	We note your response to our previous comment no. 1 where you indicate that the Company anticipates filing the Form 8-K/A to include the 2002 and 2003 restated financial statements for IXOS as well as the stub period financial statements from July 1, 2003 through March 1, 2004 on or before June 30, 2006. Please note that the Staff may have further comments once these financial statements are filed.

United States Securities and Exchange Commission

August 28, 2006

The Company filed the Form 8-K/A which included the financial statements indicated above on June 30, 2006.

Note 9 - Accounts Payable - Trade and Accrued Liabilities

Excess Facility Obligations and Accrual Relating to Acquisitions, page 77

2.	We note your response to our previous comment no. 2 where you indicate that “instead of recording the direct costs as deferred costs until such time as the additional shares are purchased, the Company recorded the costs directly to goodwill”. Did the Company ever purchase the remaining IXOS shares? If so, tell us when you purchased these shares, tell us how much you paid for the shares and tell us how you recorded the purchase of such shares. If you have not purchased the remaining shares, then explain in further detail the reason for these costs and tell us why you believe it was appropriate to accrue these costs as part of the purchase price versus expensing such amounts when incurred.

Since the acquisition of 88% of the shares of IXOS in February 2004, the Company has continued to acquire the minority shares of IXOS through multiple step purchases. Please refer to Appendix A for details of the dates of the step purchases and the amounts paid to acquire the IXOS shares on those dates. Note that these purchases occur frequently as the Company has been active in its efforts to acquire the remaining minority shares. These step purchases have increased the Company’s ownership of IXOS from 88% at the initial date of acquisition to approximately 96% as of July 21, 2006. The purchase program is continuing although the timing of its completion is ultimately dependent upon the availability of shares to purchase. The Company has been accounting for these additional step purchases in accordance with SFAS 141 paragraph 14.

The Company’s response to Question 3 below further discusses the process being undertaken by the Company to acquire the remaining IXOS shares. The timing of future step purchases is also impacted by the matters and proceedings noted in the response to Question 3.

3.	We note your response to our previous comment no. 3 where you indicate that the remaining liability for the IXOS acquisition relates to certain IXOS shareholders having filed for a procedure asking the court to reassess the amount of annual compensation and the purchase price for the IXOS shares. With regard to the accrued liabilities for the IXOS acquisition costs, please explain the following:

•	Provide a schedule of the amounts originally accrued at the time of acquisition and the subsequent amounts actually paid for (a) registration of the IXOS Domination Agreement, (b) profession fees related to assistance from external parties to buy out the minority shareholders and (c) settlement of litigation with minority shareholders;

United States Securities and Exchange Commission

August 28, 2006

•	Tell us how, at the time of acquisition, you determined that each of these costs was probable and explain the basis for each.

•	Based on your recent response, it appears that costs for recent shareholder actions have been recorded against this liability. We do not understand how legal costs incurred in subsequent dispute over the valuation of the stock in the Domination Agreement can be considered costs of the acquisition. It would not seem reasonable that such costs could be anticipated at the time of acquisition and therefore, they appear to be period costs that should be expensed as incurred. Please explain.

•	Appendix B provides a schedule of amounts originally accrued and subsequent amounts actually paid for the categories listed above.

•	The three categories of costs are directly associated with the process of acquiring 100% ownership of a company in Germany pursuant to a tender offer process. Each is discussed individually below:

a)	Registration of IXOS Domination Agreement

As indicated in our previous response dated March 13, 2006 to Question 6 of the Staff’s comments dated February 10, 2006, the Company determined, at the time of the acquisition of IXOS, that entering into a Domination Agreement (DA) with the acquired German corporation and registering it with the courts was a necessary legal step to complete an acquisition in Germany, both as a means to acquire further minority shares of IXOS and as a process to determine the fair value of such shares. In addition, it is a right of the minority shareholders after a control acquisition to request the installation of a DA between the acquirer and the target (“Proctor & Gamble – Wella” case). The probable costs of installation and registering the IXOS DA, which included legal costs and accounting costs (primarily valuation) were provided to the Company as estimates by various third party advisors in Germany.

b)	Professional fees related to assistance from external parties to buy out the minority shareholders

The Company did not accrue for professional fees associated with the subsequent buy out of individual minority shareholders at the date of the initial IXOS acquisition. These direct costs were recorded at the time of incurrence and allocated as additional purchase price consideration (substantially as goodwill) for the incremental step purchases, in accordance with paragraph 14 of SFAS 141.

c)	Settlement of litigation with minority shareholders

The Company did not accrue for costs related to the settlement of litigation with minority shareholders at the date of the initial acquisition of IXOS in February 2004. Instead,

United States Securities and Exchange Commission

August 28, 2006

the Company accrued for these direct costs as they became determinable. The accrual amounts were based on estimates provided to the Company by third party service providers in Germany.

•	The costs associated with shareholder disputes over the registration of the DA and the fair value established for the minority shares in the DA are direct and incremental costs associated with the ongoing step purchases of the remaining minority shares of IXOS. These disputes are a normal, probable and expected part of the process for acquiring minority shares in Germany as explained further in our response dated March 13, 2006.

In Germany, once the DA is registered, a company has two alternatives to acquire shares held by the minority shareholders:

(i)	The company may choose to follow a court driven process of acquiring the minority shares; or

(ii)	The company may choose to negotiate an out-of-court settlement with the holders of the minority shares.

In either case, all minority shareholders will be eligible to receive the determined value for their shares. All of the costs incurred under either of the alternatives are costs of doing a business acquisition in Germany. In order to acquire shares held by the minority shareholders, a company must choose one of the alternatives. As a result, the costs are probable and part of the acquisition of the shares held by the minority shareholders. With respect to the acquisition of the IXOS minority shareholders, Open Text chose to follow the court driven process. As explained in our letter of March 13, 2006, this gives a result that is similar to the common take-over bid process in North America where the initial bid price may be challenged and an ultimate higher bid is the purchase price of the acquired business under SFAS 141.

4.	We note your response to our previous comment no. 4 and your discussion of the remaining accrued liability for accounting services in the Centrinity acquisition. Please explain why the Company recorded an adjustment for goodwill of $341,403 during the quarter ended June 30, 2005. This amount equals the remaining balance in the account, which you indicated represents the amount due to an accounting firm that assisted the Company in the determination of the value of certain tax assets acquired in the business combination. When were these services performed? If these services were performed after the one year purchase price allocation period, then explain why such costs were not expensed as incurred. If the services were performed within the one year period, then tell us why the goodwill adjustment was recorded almost three years after the acquisition. We refer you to paragraph B183 of SFAS 141.

The Company recorded an adjustment for goodwill of $341,403 during the quarter ended June 30, 2005 because that was the quarter during which the income tax returns were assessed by Canada Revenue Agency and the amount of the liability became determinable. The accounting firm had been engaged by Centrinity prior to the Company’s acquisition of

United States Securities and Exchange Commission

August 28, 2006

them and had completed a sufficient amount of work to make an estimate of the value of the tax assets as part of the purchase price. Under the terms of the engagement, payment was not due to the accounting firm until the cash was received from the Canada Revenue Agency. The Company acknowledges that the liability should have been accrued at the same time as the asset was set up; however, the amount is not material to the Company’s financial statements.

5.	We note your response to our previous comment no. 5 where you indicate that the $496,000 goodwill adjustment in the Gauss acquisition relates to costs associated with the Gauss squeeze out procedures and the registration thereof. Was the purpose of these “squeeze out” procedures to purchase the remaining minority shareholders’ stock? If so, tell us when you purchased these shares, tell us how much you paid for the shares and tell us how you recorded the purchase of such shares. If the Company did not purchase the remaining shares in Gauss, then explain in further detail the reason for these costs and tell us why you believe it was appropriate to record these additional costs as adjustment to goodwill versus expensing these amounts considering the acquisition occurred over two years ago.

In Germany, once ownership of 95% of the shares of a company is obtained, an acquirer can go through a “Squeeze-Out” process which is very similar to the DA process. The only difference is if the Squeeze-Out is registered with the court, minority shareholders have no choice but to sell their shares to the acquirer. On August 25, 2005, Open Text initiated the Squeeze-Out process for the purpose of purchasing the remaining minority shareholders’ stock by requesting shareholder meeting approval of the Squeeze-Out of the Gauss minority shareholders. The minority shareholders contested the validity of the resolution and it can be expected that minority shareholders will also contest the fairness or compensation offered in the Squeeze-Out.

The $496,000 represents direct costs accrued during the quarter ended September 30, 2005 in connection with the Squeeze-Out procedures and registration thereof, which have been subsequently paid. As the Company has not yet purchased the minority shares, these costs should have been recorded as deferred costs until such time as the purchase of the remaining shares occurred, resulting in a balance sheet classification error between deferred costs and goodwill.

The Company believes that these costs should continue to be deferred and should be an adjustment to goodwill upon acquisition of the minority shares as they directly relate to determining the fair value of the minority in accordance with SFAS 141, paragraph 24.

Since August 25, 2005, the Squeeze-Out has been challenged again and, as a result, as of the date of this letter; the Company has not yet acquired the minority shares of Gauss.

6.	Also, explain the purpose of the $434,315 goodwill adjustment in fiscal 2005 for Gauss accrued legal costs. If these costs also related to the “squeeze out” procedures then explain why you recorded these costs a year apart.

United States Securities and Exchange Commission

August 28, 2006

As discussed in our response to question 5 above, the process of acquiring the shares held by the minority shareholders in Gauss commenced in May 2004 and is ongoing as the minority shareholders continue to contest the fair value of the minority shares in the German courts. The costs are being recorded as they are incurred. As the process to acquire the shares held by the minority shareholders has lasted several years, it has resulted in costs being recorded more than a year apart. The Company believes that the legal costs incurred in the Squeeze-Out of the minority shareholders should continue to be deferred and adjusted to goodwill upon acquisition of the minority shares as they directly relate to determining the fair value of the minority in accordance with SFAS 141, paragraph 24, which states that the cost of an acquired entity includes direct costs of the business combination.

March 31, 2006 Form 10-Q

Note 12 - Acquired Intangible Assets, page 17

7.	We note from your disclosures in Note 12 to the Company’s March 31, 2006 Form 10-Q that you recorded additional adjustments of ($5,225) during the first three quarters of fiscal 2006 relating to prior acquisitions. Provide a detailed breakdown of these adjustments by acquisition and also include a detailed breakdown of the individual adjustments for each acquisition. For instance, if your goodwill adjustment for the Gauss acquisition include adjustments for items such as (a) the purchase of stock, (b) “squeeze out” costs, (c) tax adjustments or (d) accrual adjustments then include in your response the amounts applicable to each and provide an explanation as to your basis in generally accepted accounting principles for adjusting goodwill versus expensing such amounts.

The nature of the adjustments to goodwill and the basis for such adjustments are shown in the table below. A detailed breakdown of these adjustments by acquisition is provided in Appendix C to this letter.

Nature of Adjustment	Description
Reversal of EITF 95-3 accruals	In accordance with EITF 95-3, when the ultimate amount of a cost expended is less than the amount recorded as a liability assumed in a purchase business combination, the excess should reduce the cost of the acquired company.

Finalization of purchase price within one year allocation period	In accordance with SFAS 141, changes to the purchase price can be made for a period of one year from the date of acquisition. Changes are a result of a reallocation between goodwill and intangibles, more accurate assumptions, etc.

Costs related to acquisition of minority interest	Amounts are direct and incremental costs associated with acquiring the minority interests in IXOS and GAUSS. Please see responses to Questions 2, 3, 5 and 6 of this letter.

United States Securities and Exchange Commission

August 28, 2006

Settlement of outstanding stock options	In accordance with generally accepted accounting principles, if an acquiring enterprise settles the acquired enterprise’s stock options or stock awards directly, the cost of settlement would be treated as part of the purchase price as the consideration paid was not in excess of the fair value of the options settled.

Recognition of acquired tax losses	In accordance with SFAS 109, the tax benefits of an acquired enterprise’s deductible temporary differences or operating loss or tax credit carryforwards existing at the date of acquisition that are first recognized subsequent to the acquisition date (by realization or reduction of the valuation allowance) are recorded and goodwill related to the acquisition is reduced to zero.

Correction of accounting errors identified in prior periods	These amounts relate to certain errors identified in prior periods that were recorded in the current period. Amounts were individually immaterial to the financial statements when considered either on their own or in conjunction with other unadjusted differences.

Other miscellaneous amounts under $100,000	Amounts are individually insignificant.

8.	Also continue the rollforward of the accrued acquisition costs as provided in your response letter dated March 13, 2006 through June 30, 2006. Explain, in detail, the reasons for the adjustments that were offset against goodwill.

As requested, a rollforward of the accrued acquisition costs to June 30, 2006 is provided in Appendix D to this letter.

Similar to the presentation in our March 13, 2006 letter, the types of accrued acquisition costs related to the Company’s acquisitions are described in the table below. In each case these costs are included in the determination of the purchase price as they are direct out-of-pocket costs that are incremental to the consummation of the acquisition.

Type of Costs	Description
Legal Costs	Legal costs include costs of drafting, review and negotiation of legal agreements relating to acquisitions and other ancillary related legal matters arising throughout the acquisition process, arbitration proceedings directly related to enforcing or determining the terms of

United States Securities and Exchange Commission

August 28, 2006

share purchase agreements, the registration of agreements required in connection with the acquisition, and estimated costs at the date of acquisition associated with pre-acquisition litigation matters and other litigation.

Accounting Fees	Accounting fees generally include costs relating to audits and valuations relating to the acquired company, independent external valuations of acquired intangible assets, and independent tax advice related to structuring of acquisitions, filing pre-acquisition period tax returns and tax claims related to pre-acquisition fiscal periods.

Other External Acquisition Advisory Costs	Other external acquisition advisory costs include fees paid to external consultants for services relating to valuation of the acquired company, review of draft agreements and due diligence reviews of financial statements of acquired companies.

Travel Costs	Travel costs include expenses incurred by third parties who provide legal, accounting and other external acquisition advisory services in connection with the acquisitions.

Insurance Costs	These costs relate specifically to the acquisition of Centrinity Inc. Pursuant to the terms of the Share Purchase Agreement, Open Text Corporation was required to secure directors and officers insurance coverage for actions of the directors and officers of the acquired company taken prior to the acquisition. Since these directors and officers ceased to have any involvement with the combined company, the costs relate to pre-acquisition period activities and have accordingly been included in the determination of the purchase price.

Acquisition Fees	These costs include transfer agent fees, tender solicitation costs, fees paid to the German stock exchange in connection with an acquisition, and brokerage fees for purchases of shares in the acquired companies.

Other Costs	Other costs include all other direct costs not described above of which significant amounts are described in the footnotes to Appendix D.

Note: The Company has classified foreign exchange revaluation adjustments related to the accounts payable balances separately in the attached schedule for ease of identification.

In light of the Company’s responses to the Staff’s comments set forth above, the Company does not believe it is appropriate to amend any of its historical filings, but will reflect the appropriate responses above in its future filings.

United States Securities and Exchange Commission

August 28, 2006

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-5090.

Sincerely,

/s/ Barbara M. Johnson
Barbara M. Johnson

cc:	Megan Akst, Staff Accountant

Securities and Exchange Commission

John Shackleton, Chief Executive Officer

Paul McFeeters, Chief Financial Officer

John Trent, Vice President, General Counsel and Secretary

James Clarke, Legal Counsel and Assistant Secretary

Open Text Corporation

APPENDIX A

Open Text Corporation Purchases of Shares of IXOS Software AG

trade date	number of shares (A)	share price (EURO)	net price* (EURO) per share (B)	net volume* (EURO) (A x B)	total numbers (cum.)		shareholding of Ixos share capital
					# of shares	volume* (EURO)
2-Jan-04	12,748	9.0000	9.0450	115,305.66	12,748	115,305.66
8-Jan-04	9,225	9.0000	9.0450	83,440.13	21,973	198,745.79
5-Feb-04	1,273,138	9.0000	9.0000	11,458,242.00	1,295,111	11,656,987.79
10-Feb-04	14,955,006				16,250,117	11,656,987.79
25-Feb-04	69,788	9.0000	9.0000	628,092.00	16,319,905	12,285,079.79
4-Mar-04	2,837,523				19,157,428	12,285,079.79	87.89%
16-Apr-04	31,342	9.5124	9.5600	299,629.52	19,188,770	12,584,709.31
23-Apr-04	1,540	9.5000	9.5480	14,703.92	19,190,310	12,599,413.23
10-May-04	115,835	9.1201	9.1660	1,061,743.61	19,306,145	13,661,156.84
21-May-04	23,645	9.3853	9.4320	223,019.64	19,329,790	13,884,176.48
18-Jun-04	31,285	9.2740	9.3200	291,576.20	19,361,075	14,175,752.68
9-Jul-04	48,252	9.4670	9.5140	459,069.53	19,409,327	14,634,822.20
30-Jul-04	14,179	9.3781	9.4250	133,637.08	19,423,506	14,768,459.28
20-Aug-04	30,575	9.4164	9.4635	289,346.51	19,454,081	15,057,805.79
17-Sep-04	30,208	9.2727	9.3191	281,511.37	19,484,289	15,339,317.16
08. Oct 04	27,670	9.3484	9.3954	259,970.72	19,511,959	15,599,287.88
8-Nov-04	26,673	9.3650	9.4120	251,046.28	19,538,632	15,850,334.16
25-Nov-04	14,066	9.4169	9.4640	133,120.62	19,552,698	15,983,454.78
3-Dec-04	142,074	10.0680	10.1180	1,437,504.73	19,694,772	17,420,959.51
21-Dec-04	33,886	9.8530	9.9020	335,539.17	19,728,658	17,756,498.69
30-Dec-04	21,580	9.7970	9.8460	212,476.68	19,750,238	17,968,975.37
21-Jan-05	225,614	9.9780	10.0280	2,262,457.19	19,975,852	20,231,432.56
18-Feb-05	11,165	9.9970	10.0470	112,174.76	19,987,017	20,343,607.31
18-Mar-05	18,604	10.0000	10.0500	186,970.20	20,005,621	20,530,577.51
8-Apr-05	23,068	9.9680	10.0180	231,095.22	20,028,689	20,761,672.74
15-Apr-05	100,000	10.4000	10.4000	1,040,000.00	20,128,689	21,801,672.74
22-Apr-05	27,690	9.3800	9.3800	259,732.20	20,156,379	22,061,404.94
29-Apr-05	21,082	9.3800	9.3800	197,749.16	20,177,461	22,259,154.10
29-Apr-05	51,316	10.1340	10.1850	522,653.46	20,228,777	22,781,807.56
6-May-05	13,227	9.3800	9.3800	124,069.26	20,242,004	22,905,876.82
6-May-05	22,359	10.1500	10.2000	228,061.80	20,264,363	23,133,938.62
13-May-05	6,356	9.3800	9.3800	59,619.28	20,270,719	23,193,557.90
20-May-05	19,293	9.3800	9.3800	180,968.34	20,290,012	23,374,526.24

APPENDIX A

Open Text Corporation Purchases of Shares of IXOS Software AG

trade date	number of shares (A)	share price (EURO)	net price* (EURO) per share (B)	net volume* (EURO) (A x B)	total numbers (cum.)		shareholding of Ixos share capital
					# of shares	volume* (EURO)
20-May-05	23,628	10.1500	10.2000	241,005.60	20,313,640	23,615,531.84	93.29%
27-May-05	4,459	9.3800	9.3800	41,825.42	20,318,099	23,657,357.26
3-Jun-05	9,811	9.3800	9.3800	92,027.18	20,327,910	23,749,384.44
3-Jun-05	27,818	10.1410	10.1917	283,512.71	20,355,728	24,032,897.15
10-Jun-05	5,294	9.3800	9.3800	49,657.72	20,361,022	24,082,554.87
17-Jun-05	3,729	9.3800	9.3800	34,978.02	20,364,751	24,117,532.89
17-Jun-05	28,629	10.0800	10.1304	290,023.22	20,393,380	24,407,556.11
24-Jun-05	2,051	9.3800	9.3800	19,238.38	20,395,431	24,426,794.49
24-Jun-05	31,681	10.1410	10.1917	322,883.25	20,427,112	24,749,677.74
1-Jul-05	6,179	9.3800	9.3800	57,959.02	20,433,291	24,807,636.76
1-Jul-05	32,519	10.1170	10.1676	330,640.18	20,465,810	25,138,276.94
8-Jul-05	3,780	9.3800	9.3800	35,456.40	20,469,590	25,173,733.34
8-Jul-05	21,370	10.1382	10.1890	217,738.93	20,490,960	25,391,472.27
15-Jul-05	5,942	9.3800	9.3800	55,735.96	20,496,902	25,447,208.23
15-Jul-05	23,529	10.1800	10.2309	240,722.85	20,520,431	25,687,931.08
22-Jul-05	14,054	9.3800	9.3800	131,826.52	20,534,485	25,819,757.60
22-Jul-05	9,962	10.2000	10.2510	102,120.46	20,544,447	25,921,878.06
29-Jul-05	6,634	9.3800	9.3800	62,226.92	20,551,081	25,984,104.98
29-Jul-05	10,128	10.4700	10.5224	106,570.87	20,561,209	26,090,675.85
5-Aug-05	4,438	9.3800	9.3800	41,628.44	20,565,647	26,132,304.29
5-Aug-05	9,609	10.5000	10.5525	101,398.97	20,575,256	26,233,703.26
12-Aug-05	425	9.3800	9.3800	3,986.50	20,575,681	26,237,689.76
19-Aug-05	1,892	9.3800	9.3800	17,746.96	20,577,573	26,255,436.72
19-Aug-05	23,659	10.5200	10.5726	250,137.14	20,601,232	26,505,573.86
26-Aug-05	823	9.3800	9.3800	7,719.74	20,602,055	26,513,293.60
2-Sep-05	827	9.3800	9.3800	7,757.26	20,602,882	26,521,050.86
9-Sep-05	1,681	9.3800	9.3800	15,767.78	20,604,563	26,536,818.64
9-Sep-05	13,567	10.5200	10.5726	143,438.46	20,618,130	26,680,257.11
16-Sep-05	25,837	9.3800	9.3800	242,351.06	20,643,967	26,922,608.17
16-Sep-05	9,520	9.3800	9.3800	89,297.60	20,653,487	27,011,905.77
23-Sep-05	511	9.3800	9.3800	4,793.18	20,653,998	27,016,698.95
23-Sep-05	18,487	9.3800	9.3800	173,408.06	20,672,485	27,190,107.01	94.93%
30-Sep-05	3,304	9.3800	9.3800	30,991.52	20,675,789	27,221,098.53

APPENDIX A

Open Text Corporation Purchases of Shares of IXOS Software AG

trade date	number of shares (A)	share price (EURO)	net price* (EURO) per share (B)	net volume* (EURO) (A x B)	total numbers (cum.)		shareholding of Ixos share capital
					# of shares	volume* (EURO)
30-Sep-05	5,000	9.3800	9.3800	46,900.00	20,680,789	27,267,998.53
30-Sep-05	11,307	10.5200	10.5726	119,544.39	20,692,096	27,387,542.91
7-Oct-05	980	9.3800	9.3800	9,192.40	20,693,076	27,396,735.31
7-Oct-05	1,000	9.3800	9.3800	9,380.00	20,694,076	27,406,115.31
7-Oct-05	10,960	10.5200	10.5726	115,875.70	20,705,036	27,521,991.01
14-Oct-05	2,334	9.3800	9.3800	21,892.92	20,707,370	27,543,883.93
14-Oct-05	3,610	9.3800	9.3800	33,861.80	20,710,980	27,577,745.73
21-Oct-05	1,331	9.3800	9.3800	12,484.78	20,712,311	27,590,230.51
21-Oct-05	225	9.3800	9.3800	2,110.50	20,712,536	27,592,341.01
21-Oct-05	9,040	10.5200	10.5726	95,576.30	20,721,576	27,687,917.31
28-Oct-05	952	9.3800	9.3800	8,929.76	20,722,528	27,696,847.07
28-Oct-05	685	9.3800	9.3800	6,425.30	20,723,213	27,703,272.37
4-Nov-05	1,155	9.3800	9.3800	10,833.90	20,724,368	27,714,106.27
4-Nov-05	2,200	9.3800	9.3800	20,636.00	20,726,568	27,734,742.27
4-Nov-05	1,133	10.5200	10.5726	11,978.76	20,727,701	27,746,721.03
11-Nov-05	1,233	9.3800	9.3800	11,565.54	20,728,934	27,758,286.57
11-Nov-05	20	9.3800	9.3800	187.60	20,728,954	27,758,474.17
18-Nov-05	150	9.3800	9.3800	1,407.00	20,729,104	27,759,881.17
18-Nov-05	815	9.3800	9.3800	7,644.70	20,729,919	27,767,525.87
25-Nov-05	40	9.3800	9.3800	375.20	20,729,959	27,767,901.07
25-Nov-05	0	9.3800	9.3800	0.00	20,729,959	27,767,901.07
2-Dec-05	30	9.3800	9.3800	281.40	20,729,989	27,768,182.47
2-Dec-05	0	9.3800	9.3800	0.00	20,729,989	27,768,182.47
9-Dec-05	350	9.3800	9.3800	3,283.00	20,730,339	27,771,465.47
9-Dec-05	300	9.3800	9.3800	2,814.00	20,730,639	27,774,279.47
16-Dec-05	1,981	9.3800	9.3800	18,581.78	20,732,620	27,792,861.25
16-Dec-05	1,160	9.3800	9.3800	10,880.80	20,733,780	27,803,742.05
23-Dec-05	0	9.3800	9.3800	0.00	20,733,780	27,803,742.05
23-Dec-05	1,742	9.3800	9.3800	16,339.96	20,735,522	27,820,082.01
30-Dec-05	0	9.3800	9.3800	0.00	20,735,522	27,820,082.01
30-Dec-05	2,780	9.3800	9.3800	26,076.40	20,738,302	27,846,158.41	95.23%
6-Jan-06	0	9.3800	9.3800	0.00	20,738,302	27,846,158.41
6-Jan-06	515	9.3800	9.3800	4,830.70	20,738,817	27,850,989.11

APPENDIX A

Open Text Corporation Purchases of Shares of IXOS Software AG

trade date	number of shares (A)	share price (EURO)	net price* (EURO) per share (B)	net volume* (EURO) (A x B)	total numbers (cum.)		shareholding of Ixos share capital
					# of shares	volume* (EURO)
13-Jan-06	0	9.3800	9.3800	0.00	20,738,817	27,850,989.11
13-Jan-06	6,000	9.3800	9.3800	56,280.00	20,744,817	27,907,269.11
20-Jan-06	800	9.3800	9.3800	7,504.00	20,745,617	27,914,773.11
20-Jan-06	1,600	9.3800	9.3800	15,008.00	20,747,217	27,929,781.11
3-Feb-06	0	9.3800	9.3800	0.00	20,747,217	27,929,781.11
3-Feb-06	13,690	9.3800	9.3800	128,412.20	20,760,907	28,058,193.31
10-Feb-06	0	9.3800	9.3800	0.00	20,760,907	28,058,193.31
10-Feb-06	1,415	9.3800	9.3800	13,272.70	20,762,322	28,071,466.01
17-Feb-06	0	9.3800	9.3800	0.00	20,762,322	28,071,466.01
17-Feb-06	4,750	9.3800	9.3800	44,555.00	20,767,072	28,116,021.01
24-Feb-06	0	9.3800	9.3800	0.00	20,767,072	28,116,021.01
24-Feb-06	500	9.3800	9.3800	4,690.00	20,767,572	28,120,711.01
3-Mar-06	0	9.3800	9.3800	0.00	20,767,572	28,120,711.01
3-Mar-06	400	9.3800	9.3800	3,752.00	20,767,972	28,124,463.01
17-Mar-06	525	9.3800	9.3800	4,924.50	20,768,497	28,129,387.51
17-Mar-06	4,880	9.3800	9.3800	45,774.40	20,773,377	28,175,161.91
31-Mar-06	0	9.3800	9.3800	0.00	20,773,377	28,175,161.91
31-Mar-06	300	9.3800	9.3800	2,814.00	20,773,677	28,177,975.91
13-Apr-06	0	9.3800	9.3800	0.00	20,773,677	28,177,975.91
13-Apr-06	2,930	9.3800	9.3800	27,483.40	20,776,607	28,205,459.31
28-Apr-06	263	9.3800	9.3800	2,466.94	20,776,870	28,207,926.25
28-Apr-06	2,301	9.3800	9.3800	21,583.38	20,779,171	28,229,509.63
12-May-06	0	9.3800	9.3800	0.00	20,779,171	28,229,509.63
12-May-06	250	9.3800	9.3800	2,345.00	20,779,421	28,231,854.63
26-May-06	0	9.3800	9.3800	0.00	20,779,421	28,231,854.63
26-May-06	2,250	9.3800	9.3800	21,105.00	20,781,671	28,252,959.63
9-Jun-06	0	9.3800	9.3800	0.00	20,781,671	28,252,959.63
9-Jun-06	3,000	9.3800	9.3800	28,140.00	20,784,671	28,281,099.63
23-Jun-06	0	9.3800	9.3800	0.00	20,784,671	28,281,099.63
23-Jun-06	16,478	9.3800	9.3800	154,563.64	20,801,149	28,435,663.27	95.52%
7-Jul-06	0	9.3800	9.3800	0.00	20,801,149	28,435,663.27
7-Jul-06	2,000	9.3800	9.3800	18,760.00	20,803,149	28,454,423.27	95.53%
21-Jul-06	0	9.3800	9.3800	0.00	20,803,149	28,454,423.27

APPENDIX A

Open Text Corporation Purchases of Shares of IXOS Software AG

trade date	number of shares (A)	share price (EURO)	net price* (EURO) per share (B)	net volume* (EURO) (A x B)	total numbers (cum.)		shareholding of Ixos share capital
					# of shares	volume* (EURO)
21-Jul-06	8,000	9.3800	9.3800	75,040.00	20,811,149	28,529,463.27	95.57%

*	incl. 0.5% brokerage fee, if any (see column on the right)
**	updated share capital of IXOS: 21,776,650 shares

APPENDIX B

		Registration of IXOS Domination Agreement	Professional fees related to assistance from external parties to buy out minority shareholders	Settlement of litigation with minority shareholders
Amounts originally accrued	Note 1	$1,130,164	Nil	Nil
Amounts subsequently paid		$1,130,164	Nil	Nil

Note 1: These amounts are included in the opening balance of accrued acquisition costs for IXOS in Appendix D.

APPENDIX C

-Amounts less than $100,000 have not been explained as the Company believes such amounts are not material to this analysis and the Company’s financial statements.

Nature of Adjustment	IDI	Brokercom	Artesia	Eloquent	Gauss	Vista	First Class	IXOS	Optura	Open Image	Core- change	Total	Quarterly subtotal
Quarter ended September 30, 2005:
Reversal of EITF 95-3 accruals							(890,571)	(63,491)	(30,239)			(984,301)
Finalization of purchase price within one year allocation period			(478,808)			922,222						443,414
Costs related to acquisition of minority interest					607,446			1,480,182				2,087,628
Settlement of outstanding stock options												—
Recognition of acquired tax losses	(273,023)		(99,521)					(208,980)				(581,524)
Correction of errors identified in prior periods				(250,000)				689,000				439,000
Other miscellaneous amounts under $100,000		60,000	(59,784)				(91,773)	43,933				(47,624)

												—

Total Q1 adjustments relating to prior acq	(273,023)	60,000	(638,113)	(250,000)	607,446	922,222	(982,344)	1,940,644	(30,239)	—	—	1,356,593	1,356,593
Quarter ended December 31, 2005:
Reversal of EITF 95-3 accruals			(62,805)		(179,542)	(101,950)	(178,672)	(180,712)	(141,182)	(387,953)		(1,232,816)
Finalization of purchase price within one year allocation period												—
Costs related to acquisition of minority interest								476,063				476,063
Settlement of outstanding stock options								316,786				316,786
Recognition of acquired tax losses								(288,092)				(288,092)
Correction of errors identified in prior periods								(1,049,344)				(1,049,344)
Other miscellaneous amounts under $100,000					(58,694)			49,113			50,000	40,419
												—

Total Q2 adjustments relating to prior acq	—	—	(62,805)	—	(238,236)	(101,950)	(178,672)	(676,186)	(141,182)	(387,953)	50,000	(1,736,984)	(1,736,984)
Quarter ended December 31, 2005:
Reversal of EITF 95-3 accruals					11,265			(1,175)	(9,966)			124
Finalization of purchase price within one year allocation period												—
Costs related to acquisition of minority interest								138,863				138,863
Settlement of outstanding stock options								85,223				85,223
Recognition of acquired tax losses					(2,499,581)			(2,636,855)				(5,136,436)
Correction of errors identified in prior periods												—
Other miscellaneous amounts under $100,000					2,878		607	63,251				66,736

Total Q3 adjustments relating to prior acq	—	—	—	—	(2,485,438)	—	607	(2,350,693)	(9,966)	—	—	(4,845,490)	(4,845,490)

Q306 YTD Total													(5,225,881)

APPENDIX D

•	Note that Foreign Exchange (“Fx”) has been classified separately for ease of identification purposes only.

•	Amounts less than $100,000 have not been explained as the Company believes such amounts are not material to this analysis and the Company’s financial statements.

	Legal		Accounting		Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other		FX	Total
Centrinity
Opening Balance	(1,480,131)		(337,104)		(114,274)	(1,912)	—	(148,627)	(277,220)		203,748	(2,155,519)
Goodwill Adjustments	76,285								(347,179	)E		(270,894)
Payments	592,228					1,912			126,255			720,394
Fx											10,000	10,000

Balance @ 12/31/02	(811,618)		(337,104)		(114,274)	—	—	(148,627)	(498,144)		213,748	(1,696,019)
Payments			204,089		114,274			148,627	(6,172)			460,818
Fx											2,405	2,405

Balance @ 03/31/03	(811,618)		(133,015)		—	—	—	—	(504,316)		216,153	(1,232,796)
Payments	95,202		66,936						(23,098)			139,040
Fx											125,981	125,981

Balance @ 06/30/03	(716,416)		(66,079)		—	—	—	—	(527,414)		342,134	(967,775)
Goodwill Adjustments									506,000	D		506,000
Payments									(28,590)			(28,590)
Fx											(306,523)	(306,523)

Balance @ 09/30/03	(716,416)		(66,079)		—	—	—	—	(50,003)		35,612	(796,887)
Goodwill Adjustments	279,062	C										279,062
Payments									(12,590)			(12,590)
Fx											(13,142)	(13,142)
Other												—

Balance @ 12/31/03	(437,354)		(66,079)		—	—	—	—	(62,593)		22,470	(543,557)
Payments	(43,991)								12,445			(31,546)
Fx											11,833	11,833

Balance @ 03/31/04	(481,345)		(66,079)		—	—	—	—	(50,148)		34,303	(563,269)
Payments	2,290								32,318			34,609
Fx											27,764	27,764

Balance @ 06/30/04	(479,055)		(66,079)		—	—	—	—	(17,829)		62,067	(500,896)
Fx											(31,561)	(31,561)

Balance @ 09/30/04	(479,055)		(66,079)		—	—	—	—	(17,829)		30,506	(532,457)
Payments									(2,070)			(2,070)
Fx											(69,369)	(69,369)

Balance @ 12/31/04	(479,055)		(66,079)		—	—	—	—	(19,899)		(38,863)	(603,896)
Goodwill Adjustments	208,200	A							19,899		61,082	289,181
Fx											8,027	8,027

Balance @ 03/31/05	(270,855)		(66,079)		—	—	—	—	—		30,246	(306,688)
Goodwill Adjustments			(341,403	)B								(341,403)
Fx											(2,800)	(2,800)

Balance @ 06/30/05	(270,855)		(407,482)		—	—	—	—	—		27,446	(650,890)
Fx											(34,870)	(34,870)

Balance @ 09/30/05	(270,855)		(407,482)		—	—	—	—	—		(7,424)	(685,760)
Goodwill Adjustments	130,000	A	66,079									196,079
Payments												—
Fx											7,424	7,424
Other	(34,145)											(34,145)

Balance @ 12/31/05	(175,000)		(341,403)		—	—	—	—	—		—	(516,403)
Payments	120,943											120,943
Fx											(405)	(405)

Balance @ 03/31/06	(54,057)		(341,403)		—	—	—	—	—		(405)	(395,865)
Payments	16,521		157,907									174,428
Fx											3	3

Balance @ 06/30/06	(37,536)		(183,496)		—	—	—	—	—		(402)	(221,434)

Footnotes:

A	Adjustment of pre-acquisition contingency accrual
B	Direct costs related to valuation of acquired tax assets
C	Goodwill adjustment relates to the finalization of acquisition related costs accrual within the 1 year allocation period
D	Reversal of accrual for employee severance payments
E	Accrual for employee severance payments

APPENDIX D

•	Note that Foreign Exchange (“Fx”) has been classified separately for ease of identification purposes only.

•	Amounts less than $100,000 have not been explained as the Company believes such amounts are not material to this analysis and the Company’s financial statements.

	Legal		Accounting	Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other	FX	Total
Eloquent
Opening Balance	(928,281)		(43,908)	(47,772)	—	(57,804)	—	(12,244)	(6,642)	(1,096,651)
Payments	167,107			3,200						170,307

Balance @ 03/31/03	(761,174)		(43,908)	(44,572)	—	(57,804)		(12,244)	(6,642)	(926,344)
Payments	115,538		20,320	39,903		54,487		50,176		280,424

Balance @ 06/30/03	(645,636)		(23,588)	(4,668)	—	(3,316)	—	37,931	(6,642)	(645,920)
Payments	60,067		(158)			21,746		(48,671)		32,984
Fx									(4,000)	(4,000)

Balance @ 09/30/03	(585,569)		(23,746)	(4,668)	—	18,429	—	(10,740)	(10,642)	(616,936)
Payments	25,733		42,709					8,048		76,489

Balance @ 12/31/03	(559,836)		18,962	(4,668)	—	18,429	—	(2,692)	(10,642)	(540,447)
Payments	3,037		(16,126)	4,668		(18,429)				(26,850)

Balance @ 03/31/04	(556,799)		2,836	—	—	—	—	(2,692)	(10,642)	(567,297)
Goodwill Adjustments	56,053		7,421							63,475
Payments	742									742
Other								2,692		2,692

Balance @ 06/30/04	(500,004)		10,258	—	—	—	—	—	(10,642)	(500,388)

Balance @ 09/30/04	(500,004)		10,258	—	—	—	—	—	(10,642)	(500,388)
Payments	3,706									3,706
Fx									10,642	10,642

Balance @ 12/31/04	(496,297)		10,258	—	—	—	—	—	—	(486,040)

Balance @ 03/31/05	(496,297)		10,258	—	—	—	—	—	—	(486,040)

Balance @ 06/30/05	(496,297)		10,258	—	—	—		—	—	(486,040)
Goodwill Adjustments	250,000	A								250,000

Balance @ 09/30/05	(246,297)		10,258	—	—	—	—	—	—	(236,040)

Balance @ 12/31/05	(246,297)		—	—	—	—	—	—	—	(246,297)

Balance @ 03/31/06	(246,297)		—	—	—	—	—	—	—	(246,297)
Payments	3,360									3,360

Balance @ 06/30/06	(242,937)		—	—	—	—	—	—	—	(242,937)

Footnotes:

A	Reversal of accrual for pre-acquistion contingency adjustment

APPENDIX D

•	Note that Foreign Exchange (“Fx”) has been classified separately for ease of identification purposes only.

•	Amounts less than $100,000 have not been explained as the Company believes such amounts are not material to this analysis and the Company’s financial statements.

	Legal		Accounting	Other External Acquisition Advisory Costs		Travel	Acquisition Fees	Insurance	Other		FX	Total
Gauss
Opening Balance	(509,391)		(771,004)	(234,490)		(128,237)	(255,127)	—	(123,064)		25,313	(1,995,998)
Payments	525,723			115,812		33,198	78,214		14,817			767,764
Fx											13,647	13,647
Other									20,596			20,596

Balance @ 09/30/03	16,333		(771,004)	(118,678)		(95,039)	(176,912)	—	(87,651)		38,961	(1,193,991)
Goodwill Adjustments	(347,781	)C										(347,781)
Payments	88,307			(16,115)		90,319			196,007			358,519
Fx											(1,049)	(1,049)
Goodwill Adjustments									57,531			57,531
Other									60,787			60,787

Balance @ 12/31/03	(243,141)		(771,004)	(134,793)		(4,720)	(176,912)	—	226,673		37,911	(1,065,985)
Payments	279,956		521,626	218,173		4,720	55,341		13,721			1,093,538
Other									2,677			2,677

Balance @ 03/31/04	36,815		(249,378)	83,381		—	(121,571)	—	243,072		37,911	30,230
Goodwill Adjustments									(306,242	)C		(306,242)
Payments	266,587		161,597	3,212			60,137					491,533
Other									(215,520)			(215,520)

Balance @ 06/30/04	303,402		(87,781)	86,593		—	(61,434)	—	(278,690)		37,911	2
Goodwill Adjustments	(434,315	)B	(62,045)								(3,640)	(500,000)

Balance @ 09/30/04	(130,913)		(149,826)	86,593		—	(61,434)	—	(278,690)		34,271	(499,998)
Payments	11,037		46,864									57,901
Fx											(84,201)	(84,201)

Balance @ 12/31/04	(119,876)		(102,962)	86,593		—	(61,434)	—	(278,690)		(49,930)	(526,299)
Goodwill Adjustments									105,884	A		105,884
Payments									(10,426)			(10,426)
Fx											66,880	66,880

Balance @ 03/31/05	(119,876)		(102,962)	86,593		—	(61,434)	—	(183,232)		16,950	(363,961)
Fx											66,373	66,373

Balance @ 06/30/05	(119,876)		(102,962)	86,593		—	(61,434)	—	(183,232)		83,323	(297,588)
Goodwill Adjustments	(496,000	)B		(108,000	)B				(3,446)			(607,446)
Payments	86,098											86,098
Fx											32,132	32,132

Balance @ 09/30/05	(529,778)		(102,962)	(21,407)		—	(61,434)	—	(186,678)		115,456	(786,804)
Goodwill Adjustments									108,406	A		108,406
Payments	257,052		31,000	21,407			61,434					370,893
Fx											(118,144)	(118,144)
Other									24,818			24,818

Balance @ 12/31/05	(272,726)		(71,962)	—		—	(0)	—	(53,454)		(2,688)	(400,830)
Goodwill Adjustments	(11,265)											(11,265)
Payments	230,318		19,618				(8,494)					241,443
Fx											(8,661)	(8,661)
Other												—

Balance @ 03/31/06	(53,673)		(52,344)	—		—	(8,494)	—	(53,454)		(11,349)	(179,314)
Goodwill Adjustments	(171,927	)B	52,343						53,454			(66,130)
Payments	223,866											223,866
Fx											(12,118)	(12,118)
Other												—

Balance @ 06/30/06	(1,734)		(1)	—		—	(8,494)	—	—		(23,467)	(33,696)

Footnotes:

A	Adjust several non-material miscellaneous items
B	Accrual relating to finalization of purchase price (see response to Questions 5 and 6 for more detailed description of nature of adjustments)
C	Adjust accrual for additional costs within 1 year of acquisition

APPENDIX D

•	Note that Foreign Exchange (“Fx”) has been classified separately for ease of identification purposes only.

•	Amounts less than $100,000 have not been explained as the Company believes such amounts are not material to this analysis and the Company’s financial statements.

	Legal		Accounting		Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other	FX	Total
IXOS
Opening Balance	(2,634,803)		(1,045,747)		(1,106,933)	(348,566)	(3,159,926)	—	(3,668,495)	54,493	(11,909,975)
Goodwill Adjustments	(75,601)										(75,601)
Payments	337,045	A	72,830		583,426	331,720	2,965,081		558,528		4,848,630

Balance @ 03/31/04	(2,373,359)		(972,917)		(523,506)	(16,846)	(194,845)	—	(3,109,967)	54,493	(7,136,946)
Goodwill Adjustments									76,061		76,061
Payments	456,963		86,750		332,926	16,846	194,845		2,533,609		3,621,939

Balance @ 06/30/04	(1,916,396)		(886,167)		(190,580)	—	—	—	(500,297)	54,493	(3,438,946)
Goodwill Adjustments			(350,000	)B							(350,000)
Payments	319,762		149,964		11,161				6,175		487,061
Fx										(220,061)	(220,061)

Balance @ 09/30/04	(1,596,634)		(1,086,203)		(179,420)	—	—	—	(494,123)	(165,567)	(3,521,946)
Payments	464,505		321,070		25,463						811,038
Fx										158,024	158,024

Balance @ 12/31/04	(1,132,129)		(765,133)		(153,956)	—	—	—	(494,123)	(7,543)	(2,552,884)
Payments	213,630				45,455						259,085
Fx										(65,158)	(65,158)
Other									(18,028)		(18,028)

Balance @ 03/31/05	(918,498)		(765,133)		(108,501)	—	—	—	(512,151)	(72,701)	(2,376,985)
Payments	21,001										21,001
Fx										(105,385)	(105,385)
Other									294,384		294,384

Balance @ 06/30/05	(897,498)		(765,133)		(108,501)	—	—	—	(217,767)	(178,086)	(2,166,985)
Payments	386,813										386,813
Fx										177,187	177,187

Balance @ 09/30/05	(510,685)		(765,133)		(108,501)	—	—	—	(217,767)	(899)	(1,602,985)
Goodwill Adjustments	30,000										30,000
Payments	9,538		117,690		42,815						170,043
Fx										31,156	31,156
Other					48,787				23,000		71,787

Balance @ 12/31/05	(471,147)		(647,443)		(16,900)	—	—	—	(194,767)	30,257	(1,299,999)
Goodwill Adjustments	(25,699)		(31,656)								(57,355)
Payments	380,094		410,233		2,260						792,586
Fx										(45,231)	(45,231)

Balance @ 03/31/06	(116,752)		(268,866)		(14,640)	—	—	—	(194,767)	(14,974)	(609,999)
Goodwill Adjustments	(291,990	)D	(669,469	)B	(31,159)						(992,618)
Payments	372,180		487,055		31,159						890,394
Fx										96,516	96,516
Other											—

Balance @ 06/30/06	(36,563)		(451,280)		(14,640)	—	—	—	(194,767)	81,542	615,707

Footnotes:

A	$238,505 of the balance relates to contract termination costs
B	Audit fees - pre acquistion periods
C	Relates to severance payment to former IXOS president
D	Accrual relating to finalization of purchase price

APPENDIX D

•	Note that Foreign Exchange (“Fx”) has been classified separately for ease of identification purposes only.

•	Amounts less than $100,000 have not been explained as the Company believes such amounts are not material to this analysis and the Company’s financial statements.

	Legal	Accounting	Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other	FX	Total
Artesia
Opening Balance	(167,180)	(90,080)	(122,667)	(966)	—	—	1,021	(341)	(380,213)
Payments	73,179		139,928	966					214,073
Fx								3,039	3,039

Balance @ 09/30/04	(94,001)	(90,080)	17,261	—	—	—	1,021	698	(165,101)
Payments	26,677								26,677
Fx								3,766	3,766

Balance @ 12/31/04	(67,324)	(90,080)	17,261	—	—	—	1,021	4,463	(134,658)
Payments	16,901	32,453	721						50,075
Fx								(1,452)	(1,452)

Balance @ 03/31/05	(50,423)	(57,627)	17,982	—	—	—	1,021	3,011	(86,036)
Payments	7,640								7,640
Fx								(706)	(706)

Balance @ 06/30/05	(42,783)	(57,627)	17,982	—	—	—	1,021	2,305	(79,103)
Goodwill Adjustments							(40,216)		(40,216)
Fx								2,704	2,704

Balance @ 09/30/05	(42,783)	(57,627)	17,982	—	—	—	(39,195)	6,009	(115,615)
Goodwill Adjustments	46,403	9,390	(17,982)				29,195	(6,204)	60,802
Fx								196	196

Balance @ 12/31/05	3,620	(48,237)	—	—	—	—	(10,000)	0	(54,617)
Payments		46,086							46,086
Fx								(3,700)	(3,700)

Balance @ 03/31/06	3,620	(2,151)	—	—	—	—	(10,000)	(3,700)	(12,231)

Balance @ 06/30/06	3,620	(2,151)	—	—	—	—	(10,000)	(3,700)	(12,231)

APPENDIX D

•	Note that Foreign Exchange (“Fx”) has been classified separately for ease of identification purposes only.

•	Amounts less than $100,000 have not been explained as the Company believes such amounts are not material to this analysis and the Company’s financial statements.

	Legal	Accounting	Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other	FX	Total
Vista
Opening Balance	(235,835)	(69,334)	(125,298)	—	—		(40,000)	(9,345)	(479,811)
Payments	9,808		31,064						40,872
Fx								1,250	1,250

Balance @ 09/30/04	(226,026)	(69,334)	(94,234)	—	—		(40,000)	(8,095)	(437,689)
Payments	13,920		133,024						146,944
Fx								1,867	1,867

Balance @ 12/31/04	(212,106)	(69,334)	38,790	—	—		(40,000)	(6,227)	(288,877)
Payments	131,710	32,251	2,759						166,720
Fx								985	985

Balance @ 03/31/05	(80,396)	(37,083)	41,549	—	—		(40,000)	(5,243)	(121,172)
Payments	617								617
Fx								—	—

Balance @ 06/30/05	(79,779)	(37,083)	41,549	—	—		(40,000)	(5,243)	(120,556)
Fx								6,000	6,000

Balance @ 09/30/05	(79,779)	(37,083)	41,549	—	—		(40,000)	758	(114,555)
Goodwill Adjustments	79,779	24,528	(41,549)				40,000	(808)	101,950
Fx								580	580

Balance @ 12/31/05	—	(12,555)	—	—	—		—	530	(12,025)
Payments		12,866							12,866
Fx								(6,870)	(6,870)

Balance @ 03/31/06	—	311	—	—	—		—	(6,340)	(6,029)

Balance @ 06/30/06	—	311	—	—	—		—	(6,340)	(6,029)

APPENDIX D

•	Note that Foreign Exchange (“Fx”) has been classified separately for ease of identification purposes only.

•	Amounts less than $100,000 have not been explained as the Company believes such amounts are not material to this analysis and the Company’s financial statements.

	Legal	Accounting	Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other	FX	Total
Optura
Opening Balance	(101,924)	(84,999)	(69,000)	—	—		(99,075)	(366)	(355,364)
Payments	43,353		47,280				9,991		100,624

Balance @ 03/31/05	(58,571)	(84,999)	(21,720)	—	—		(89,084)	634	(253,740)
Payments	12,689						942		13,631

Balance @ 06/30/05	(45,882)	(84,999)	(21,720)	—	—		(88,142)	634	(240,109)
Payments	16,050								16,050
Fx								470	470

Balance @ 09/30/05	(29,833)	(84,999)	(21,720)	—	—		(88,142)	104	(224,590)
Goodwill Adjustments	27,908	23,022	21,720				78,539		151,189
Payments	1,925	21,226							23,151
Other							8,603

Balance @ 12/31/05	0	(40,752)	—	—	—		(1,000)	104	(41,647)
Payments		28,146							28,146
Fx								(50)	(50)

Balance @ 03/31/06	0	(12,606)	—	—	—	—	(1,000)	54	(13,551)
Goodwill Adjustments	(1,242)								(1,242)
Payments		2,750							2,750
Fx								(70)	(70)

Balance @ 06/30/06	(1,242)	(9,856)	—	—	—	—	(1,000)	(16)	(12,114)

*	The balance at acquistion and at the end of the following quarter do not tie to disclosures in the Company’s Form 10-Q filing for the three months ended March 31, 2005 by $149,000. This disclosure discrepancy was corrected in the Company’s Form 10-K filed for the period ended June 30, 2005.